Exhibit 99.1

MEDIA RELEASE

August 29, 2024

Algoma Steel Group Announces Renewal of Normal Course Issuer Bid

SAULT STE. MARIE, Ontario, August 29, 2024 (GLOBE NEWSWIRE) — Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, announced today that the Toronto Stock Exchange (the “TSX”) has approved the Company’s intention to renew its normal course issuer bid (“NCIB”) for a portion of its common shares (“Shares”) and a portion of its warrants (“Warrants”) to purchase shares as appropriate opportunities arise from time to time. The Company believes that the market price of the Shares and Warrants may not, from time to time, fully reflect their value and accordingly the purchase of Shares and Warrants would be in the best interests of the Company and an attractive use of available funds.

Pursuant to the NCIB, the Company may acquire, from time to time, over a period of 12 months starting September 5, 2024 and ending September 4, 2025, up to a maximum of 5,206,153 of its Shares, or 5% of its 104,123,072 issued and outstanding Shares, and up to a maximum of 1,208,950 of its Warrants, or 5% of its 24,179,000 issued and outstanding Warrants, in each case as of August 26 2024. In accordance with TSX rules, the number of Shares that can be purchased pursuant to the NCIB is subject to current daily maximums of 12,066 Shares (which is equal to 25% of 48,264 Shares, being the average daily trading volume from February 1, 2024 to July 1, 2024) and 1,000 Warrants (as 25% of 1,059 Warrants, being the average daily trading volume from February 1, 2024 to July 1, 2024, is less than the 1,000 limit), subject to certain exceptions prescribed by the TSX, including block purchase exceptions. In addition, all purchases under the NCIB will be conducted in accordance with applicable U.S. securities laws.

The NCIB commences on September 5, 2024 and will terminate on the earlier of September 4, 2025, or such earlier time as the Company completes its purchases pursuant to the NCIB or provides notice of termination. Purchases under the NCIB will be made through the facilities of the TSX, NASDAQ, and/or other exchanges and through alternative Canadian systems and in accordance with applicable regulatory requirements at a price per Share or Warrant equal to the market price at the time of acquisition. All Shares and Warrants purchased under the NCIB will be cancelled upon their purchase.

In connection with the NCIB, the Company has entered into an automatic repurchase plan (the “Plan”) with its designated broker. The Plan is intended to allow for the purchase of Shares and Warrants under the NCIB at times when it would ordinarily not be permitted to purchase Shares and Warrants due to regulatory restrictions and customary self-imposed blackout periods. The Plan is also intended to meet the requirements of applicable U.S. securities laws. The Plan constitutes an “automatic securities purchase plan” for purposes of applicable Canadian securities legislation and has been reviewed by the TSX.

The Company previously maintained a normal course issuer bid for the twelve-month period commencing on March 6, 2023 and ending on March 5, 2024, under which the Company sought and received approval from the TSX to purchase up to 5,178,394 of its Shares, or approximately 5% of its 103,567,884 issued and outstanding Shares as of February 28, 2023. The Company did not purchase any common shares under its previous normal course issuer bid.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

(collectively, “forward- looking statements”), including statements regarding the potential purchase and cancellation of Share and Warrants pursuant to the NCIB and the Plan, Algoma’s transition to electric arc furnace (EAF) steelmaking, Algoma’s future as a leading producer of green steel, Algoma’s modernization of its plate mill facilities, transformation journey, ability to deliver greater and long-term value, ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the company’s SEDAR+ profile at www.sedarplus.com) and with the SEC, as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of- the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

For more information, please contact:

Michael Moraca

Vice President – Corporate Development and Treasurer

Algoma Steel Group Inc.

Phone: 705.945-3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901